https://www.orionec.com

GO ®

"The Future of Urban Travel™"

orion

Team and Advisors

ORION Team



Paul Perkins- CEO
Cincinnati, Ohio



Colin Curry- CDO
Dallas, Texas



Sydney Mwaimba - COO
MBA
Beijing, China



Pius Gadosey- CTO
P.H.D Student
Beijing, China

Board of Advisors



Shawn D. Marshall
Leadstarsuccess
New York, NY



Adrian "AJ" Rosser
Knowles Electronics
Beijing, China/Chicago



Jonathan L. Smith
Procter & Gamble
Cincinnati OH



Jeff Shepard
Medacheck
Cincinnati, OH

orion

The Internet of Us™



We develop Unique, Affordable and Eco-friendly Hardware and IOT products for consumers in underrepresented markets, a vision we call the "Internet of Us™"

Problem









Low-income communities, students and young professionals have a lack of access to reliable transportation for their daily commutes.

Micro-mobility bike-share and E-Scooter companies can solve this but are too expensive, not readily accessible and their typical users are disproportionately middle to high-income riders.

Why Now?

"20 percent of adults living in poverty in 2016 reported that they had no access to a vehicle." (US Census)

Ohio House Bill 250 was passed In March 2019, and explicitly excludes Ebikes from the definition of motor vehicles, motorized bicycles and mopeds.

In a recent Wyzerr survey, we found that 60% of the 100 surveyees would prefer to ride a EBike over EScooter and 67% would pay $1-$5 per ride.

"A car can release more than two tonnes of CO_2 every year, e-bikes don't release toxic gases into the atmosphere." (AmplerBikes.com)

Product Solution/Key Features


PENDLETON
CENTRAL BUSINESS DISTRICT
RIDE

Hot Zones


Current Balance
175 Points
Free Rides
Redeem them here
Earn Points
Add Points

Point Based Rewards


Ride Plans
Active Plan
3 Months Unlimited Riding
1 Month . 28 Days Remaining
PAUSE
Unlimited Plans
24/7 Riding
1 Month Unlimited
3 Month Unlimited
Commuter Plans
5am - 8pm Riding
6 Month
9 Month

Multiple Rider Plans

orion

OBIKE Features


Integrated Samsung 7.8Ah
Self-Charging/Removable Battery
Anti-Theft Seat
Steel Basket/Handlebar
w/Phone Holder
LED Light
Solar Rear Light
ORION
All-In One
250w Motor/Brake/
GPS Lock
Anti-Slip Alloy Pedals
16" Alloy RIM/
Non-Inflatable Tires

Pricing/Top Features

$458/Unit (500sets)

15-20mph
TOP SPEED

20 miles/charge
AVG. DISTANCE

1-2 YEAR
MFG. WARRANTY

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Scan Code
Enter Manually
RIDE
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ORION
ORION
ORION
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Below O'
Lounge
ORION
Public
Parking
orion


ORION
orion

Business Model

Personal

$1/45Mins

$5/24hrs after 45Mins

$10/$30/$60 1/3/12 Monthly Commuter plans

Point Based Rewards

Monthly Pre-Paid Cards

Low-Income Free Rides Program

Corporate

3 Corporate Levels
- 50 Employees
- 100 Employees
- 500+ Employees

50< = $500/mo
100< = $1,000/mo
500+ = $5,000/Mo

Free Employee Rides

M-F 6am-6pm w/ Corporate Log-In

Hot Zone

Education

3 Education Levels
- Private/Charter
- Public 6th-12th
- University

P/C = $500/mo
Pub = $1,000/mo
Uni = $5,000/Mo

Free Student Rides

M-F 6am-6pm w/ School Log-In

Hot Zone

Advertising

$500 Monthly Fee

Custom AD Design

Business presence on 10 OBikes

Digital ADs in OGO App

Market Opportunity


84 Million Trips on Shared Micromobility in 2018
Scooter share
Dockless bike share
Station-based bike share
Total Trips Taken in Millions
90
80
70
60
50
40
30
20
10
321 K
2.4 M
4.5 M
13 M
18 M
22 M
28 M
35 M
84 M
2010
2011
2012
2013
2014
2015
2016
2017
2018
Source: NACTO

TAM

(Total Addressable Market)

$210M

Average cost per trip $2.50

$300bn US Market by 2030 (Statista.com)

Competitive Analysis

Companies	Dockless	Affordable	Rewards	Hot Zones
GO	✓	✓	✓	✓
REDBIKE	✗	✗	✗	✗
BIRD	✓	✗	✗	✗
LimeBike	✓	✗	✗	✗
lyft	✓	✗	✗	✗
JUMP by Uber	✓	✗	✗	✗

orion

18-Month Financial Projections



$10,000
$5,000
$1,000
$500
$250
$100
$25
$0.00
Thousands

Months	M 6	M 9	M12	M15	M18
Gross Revenue	$156,685	$596,242	$1,101,508	$2,258,773	$5,081,270
EBITDA	($228,667)	($624,688)	($1,775,500)	($2,116,420)	($2,490,098)
Net Profit	($71,982)	($28,446)	($673,992)	$142,353	$2,591,172

EXIT Strategy

SERIES A/IPO

Series A within the first 18mos and IPO
within 3-5y to expand product offerings and regions

BIRD	LIME	WHEELS
Series D/$623M	Series D/$765M	Series A/$89.7M

orion

"Hold The Universe™"

orion